Exhibit 21.1

SUBSIDIARIES OF CAPTIVA SOFTWARE CORPORATION

The following is a list Captiva Software Corporation’s subsidiaries as of March 31, 2004, except for unnamed subsidiaries, which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation
Captiva Software GmbH	Germany
Captiva Software UK Limited	United Kingdom
Captiva Software Party Ltd.	Australia